April 30, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Withdrawal of International Monetary Systems Ltd. Registration Statement on Form S-1 (File No. 333-167883)

Ladies and Gentlemen:

On behalf of International Monetary Systems Ltd.,  (the “Company”), the undersigned hereby respectfully requests that the Company’s Registration Statement on Form S-1 (File No. 333-167883), filed on June 30, 2010, including exhibits (the “Registration Statement”), be withdrawn from registration with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”).

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company no longer has a need for the additional equity investment that was to be obtained via the contemplated transaction. Therefore, the Company has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof, or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at International Monetary Systems, Ltd., PO Box 511307,  New Berlin WI 53151, facsimile (262)780-3655.

Sincerely

International Monetary Systems, Ltd.

/s/ David A. Powell
David A. Powell
Chief Financial Officer